Exhibit 12

TRIMAS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)



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                                     Six Months Ended       Three Months Ended
                                         June 30,                June 30,
                                     1996       1995         1996        1995
Earnings:

       Income before income taxes  $52,380    $49,590       $29,210    $27,380
       Fixed charges                 6,070      7,950         3,090      3,960

       Earnings before fixed
         charges                   $58,450    $57,540       $32,300    $31,340



Fixed Charges:

       Interest                     $5,670     $7,540        $2,890     $3,750
       Portion of rental expense       470        450           220        230

       Fixed charges                $6,140     $7,990        $3,110     $3,980



Ratios of earnings to fixed charges    9.5        7.2          10.4        7.9

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